Exhibit No. 21

Madison Gas and Electric Co. and Consolidated Subsidiaries

SUBSIDIARIES OF THE REGISTRANT

As of Dec. 31, 1999, the Company owned 100% of the voting securities of the following subsidiaries (all Wisconsin corporations):

- MAGAEL INC. - holds title to property acquired by the Company for future utility plant expansion and nonutility property.

- Central Wisconsin Development Corporation - assists new and expanding businesses throughout Central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

- Great Lakes Energy Corp. - Inactive.

- Wisconsin Resources Corporation - Inactive.

- North Central Technologies, Inc. - Inactive.

- Mid America Technologies, Inc. - Inactive.

As of Dec. 31, 1999, Great Lakes Energy Corp. owned 100% of the voting securities of the following subsidiary (a Wisconsin corporation):

- American Energy Management, Inc. - Inactive.